UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under the
Securities Exchange Act of 1934
For the month of July 2018

Commission File Number: 1-32754

BAYTEX ENERGY CORP.
(Exact name of registrant as specified in its charter)
2800, 520 – 3rd AVENUE S.W.
CALGARY, ALBERTA, CANADA
T2P 0R3
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The following documents attached as exhibits hereto are incorporated by reference herein:

Exhibit No.	Document
99.1	Notices of Meetings, Notice of Application to the Court of Queen’s Bench of Alberta and Joint Management Information Circular – Proxy Statement (the “Information Circular”)
99.2	Appendix “A” to the Information Circular
99.3	Appendix “B” to the Information Circular
99.4	Appendix “C” to the Information Circular
99.5	Appendix “D” to the Information Circular
99.6	Appendix “E” to the Information Circular
99.7	Appendix “F” to the Information Circular
99.8	Appendix “G” to the Information Circular
99.9	Appendix “H” to the Information Circular
99.10	Form of Proxy
99.11	Notice and Access Notification

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
BAYTEX ENERGY CORP.

/s/ Murray J. Desrosiers___________
Name: Murray J. Desrosiers
Title:      Vice President, General Counsel and Corporate Secretary

Dated: July 20, 2018